United States securities and exchange commission logo





                              January 19, 2023

       Jay Puchir
       Chief Executive Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 22,
2022
                                                            File No. 333-268707

       Dear Jay Puchir:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed December 22, 2022

       Prospectus Summary
       Planned Acquisition of a Broker-Dealer, page 1

   1. We note you have entered into a letter of intent to acquire a broker-dealer and are presently negotiating a
purchase agreement and conducting due diligence for a potential acquisition. Please
expand your disclosure to discuss the nature and terms of the letter of intent and tell us
whether you intend to file such agreement as an exhibit.
       Risk Factors
       We have significant ongoing capital requirements that could affect our operations if we are unable to generate sufficient cash..., page 7

   2. Please define and explain how you are a "vertically integrated" energy company given
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 2 19, 2023 Page 2
FirstName LastName
         your current operations.
There is currently a limited trading market for the Company's common stock, page 23

3. Please expand this risk factor to discuss that there is currently no trading market for your warrants.
The future issuance of equity or of debt securities that are convertible into, or exercisable for common stock..., page 26

4. Please disclose the number of shares of common stock subject to the registration rights agreements executed in connection with the December 2022 Senior Secured Convertible
         Note and the December 2022 Consulting Agreement.
Our Articles of Incorporation contain certain provisions which may result in difficulty in bringing stockholder actions against..., page 27

5. We note you disclose here and in Section 7 of your Articles of Incorporation that the federal district courts of the United States shall have exclusive jurisdiction over claims brought under the Securities Act. However, you also state that the United States District
         Court for the District of Nevada shall be the exclusive venue with respect to any cause of action brought under the Securities Act or the Exchange Act. Please revise to reconcile these disclosures and clarify the designated exclusive forum for claims or actions arising under the Securities Act and Exchange Act. Please also include a description of your exclusive forum provision under Description of Securities. Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29

6. We note that you have presented pro forma financial statements covering the year ended
         March 31, 2022 and the six month interim period ended September 30, 2022, on pages 29 and 30, although without depicting any adjustments relative to the corresponding historical financial statements on pages F-4 and F-24.

         However, you appear to present historical earnings per share based on the 8,400,000 common shares that were deemed to be issued in the reverse merger and pro forma earnings per share based on 55,410,337 common shares, which appears to represent such deemed issuance plus the 42,253,521 common shares that you indicate may be issued in exchange for the 1,200 Series A preferred shares, and 4,756,816 common shares that you indicate may be issued in exchange for the Series C preferred shares included in your sale of 190.2726308 Units from October 19, 2022 through November 8,
2022.

         We see disclosures on pages F-50 and F-51 describing the Units as consisting of one share of a newly-designated Series C Convertible Preferred Stock and five-year Warrants to purchase up to 200% of the shares of Common Stock issuable upon conversion of the
         Series C Convertible Preferred Stock; also explaining that the number of common shares to be issued upon conversion would be determined by dividing the Stated Value of
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 3 19, 2023 Page 3
FirstName LastName
         $25,000 by the lower of (A) $ 1.00 and (B) 80% of the 30-day volume-weighted average price for the period commencing on the 10th trading day immediately preceding such date, subject to adjustment.

         Given that you have no pro forma adjustments associated with the acquisition of Fortium
         Holdings Corp. by White River Holdings Corp., it appears that you should revise this section to explain why there are no material effects to illustrate in the pro forma statements, and to limit your pro forma information to the effects of the capital changes that have either subsequently occurred or that are expected to occur upon the effective date of your registration statement.
7. We note that you have presented a pro forma balance sheet as of September 30, 2022 on page 31 to illustrate your subsequent issuance of Units in exchange for $4,756,816, the conversion of the underlying Series C preferred stock into common stock, and the conversion of the Series A preferred stock into common stock.

         Please expand your disclosure to clarify when the conversions depicted are certain to occur relative to the effective date of your registration statement, also to clarify whether your sale of Units is attributed to or associated with activities of the Fund described in the first paragraph on page 7, which indicates that $3 million has been raised thus far, the last paragraph on page 51, which indicates that approximately $3 million in drilling costs will be provided by the Fund in exchange for working and net revenue interests, and the fourth paragraphs on pages 55 and 80, having related details.

         Please summarize your arrangement with the Fund and its activities in relation to the pro forma presentation as necessary to clarify your rationale for either including or excluding the associated activity, and to explain how your obligations to repurchase partnership units issued by the Fund will appear in your financial statements.
8. We see that you present under the section Management's Adjustments on pages 34, 35 and
         36, reconciliations of net loss for the year ended March 31, 2022, and for the six month interim period ended September 30, 2022, to net loss after management's adjustments, reflecting eleven adjustments for each period. However, the tabulation preceding the reconciliations appears to include only some of the adjustments, without the bracket notations that appear in the reconciliations, nor line captions that clarify whether these are representing increases or decreases to net loss.

         We note that your introduction to this section states that management determined the items "...to be significant to enhance the understanding of the White River Holdings business will have on our financial statements." However, given that you have identified
         White River Holdings as the accounting acquirer in a reverse merger, and sold all of the
         Fortium Holdings Corp. operations for just $2 shortly thereafter, we do not see your rationale for presenting the adjustments, or how these would be accommodated under
         Rule 11-02(a)(7) of Regulation S-X, i.e. how the adjustments are limited to depicting synergies and dis-synergies arising from the merger.
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 4 19, 2023 Page 4
FirstName LastName

         For example, your adjustments include an increase to revenues assuming an increase in oil and gas production, management fee revenue assuming the Fund is able to raise $200 million in financing, and revenue from the sales of working interests, along with various expenses that you correlate with future growth in your operations.

         Please revise your disclosures to limit such adjustments to those that adhere to the guidance referenced above, and to the extent that any adjustments are retained, also revise the reconciliations to include appropriate line captions and brackets to indicate incremental expense, or the absence of brackets to indicate incremental income.

         Tell us the nature of support for any adjustments that you expect to retain, and remove or explain your rationale for the separate tabulation of adjustments. THE SPIN-OFF, page 37

9. Please disclose whether you have entered into any agreements with Ecoark, such as a separation agreement or transition services agreement, that will govern the relationship between you and Ecoark after the spin-off. If you have executed such agreements, file them as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-
         K. To the extent no such agreements exist, please address any material risks to your business in the prospectus summary and a risk factor.
Selling Stockholders, page 46

10. Please revise the selling stockholder table to disclose the number of warrants owned by each selling stockholder prior to the offering and the number of warrants and shares underlying the warrants to be offered by each selling stockholder in the offering, or advise.
Properties
Oil and Natural Gas Reserves, page 59

11. The proved reserves as of March 31, 2022 disclosed in Amendment No. 1 of Form S-1 do not equal the proved reserves estimated in the third party reserve report as of March 31,
         2022 filed as Exhibit 99.1. Provide us with an explanation for the difference or correct the discrepancy. If the proved reserves disclosed are correct, obtain and file an updated reserve report. Refer to the disclosure requirements in Item 1202(a)(1) of Regulation S-K.
12. Revise footnote (2) to the table of proved reserves as of March 31, 2002 to disclose average realized price.
13. Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item
         1202(a)(6) of Regulation S-K.
 Jay Puchir
White River Energy Corp.
January 19, 2023
Page 5
14.      Expand your disclosure of proved reserves to include the
qualifications of the Company   s
         technical person primarily responsible for overseeing the preparation of the reserve estimates and describe the internal controls used in estimating reserves. Refer to the disclosure requirements in Item 1202(a)(7) of Regulation S-K.
15. The FY 2022 net sales volumes disclosed on page 61 are higher than the FY 2022 net production volumes disclosed on pages 61 and 64. Please expand your disclosure to provide an explanation for the difference. Also, correct the table units shown for sales, which currently shows both barrels/mcf and "$" as the units. Refer to the disclosure requirements in Item 1204 of Regulation S-K.
16. Revise the production information shown on page 61 to separately disclose production for each field that contains 15% or more of the your total proved reserves expressed on an oil-
         equivalent-barrels basis.
Drilling and Other Exploratory Activities, page 62

17. Expand your disclosure of drilling activity to include the net number of productive or dry exploratory and development wells drilled over the past two years. Refer to the disclosure requirements in Item 1205 of Regulation S-K.
Productive Wells, page 62

18. You disclose that the tables presented here show wells in which you "maintained an operated ownership interest". Revise the table to show wells in which you owned a working interest. See Item 1208(c)(1) of Regulation S-K.
19. Expand your disclosure of productive wells to provide the number of net productive wells.
         Also, your disclosure in several locations in your filing that you own interests in a cumulative 30,000 acres should be expanded to provide the number of: gross developed acres, gross undeveloped acres, net developed acres, net undeveloped acres, and any potentially expiring net undeveloped acreage. Refer to the disclosure requirements in Item
         1208 of Regulation S-K.
20. The table appearing on page 62 indicates, in part, that you have 15 active producer wells as of November 29, 2022. However, disclosure on page 51 indicates that you have 22 productive wells in operation, which includes 11 wells producing at least 243 gross barrels of oil per day, or BOPD, as of that date. Review and revise your disclosure to resolve this discrepancy.
FirstName LastNameJay Puchir
21. Revise your disclosure under this section to clarify whether wells labeled "Inactive
Comapany    NameWhite
       Producer"          River Energy
                   or "Shut-In"        Corp.
                                are mechanically capable of production. See
Item 1208(c)(3) of
JanuaryRegulation   S-K.5
        19, 2023 Page
FirstName LastName
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 6 19, 2023 Page 6
FirstName LastName
Management's Discussion and Analysis
Overview, page 63

22. We note that you have formulated various disclosures from the standpoint of Fortium
         Holdings Corp., in describing a change in the business arising from your July 25, 2022 merger with White River Holdings Corp., which do not convey or reflect the historical continuity that is generally characteristic of a reverse merger.

         For example, we note the following remarks -
             "We have a limited operating history following our acquisition of White River
             Holdings..." on page 3;
             "In July 2022, we acquired our oil and gas business..." on page 4; "White River is a holding company which beginning in late July
2022 operates in oil
             and gas exploration, drilling and production..." on page 50;
             "We acquired certain oil and gas properties as part of the White River Holdings acquisition in July 2022..." on page 59;
             "On July 25, 2022 the Company purchased 100% of the capital stock of White River
             Holdings..." on page 63;
             "The financial information contained in this Prospectus reflect White River Holdings operations for FY 2022 and 2021 and a combination of White River Holdings and our operations since July 25, 2022" on page 65;

         If you have appropriately identified White River Holdings Corp. as the accounting acquirer, these and other disclosures that rely on the terms we, us, and our, should be revised where necessary to clarify or provide context, from the perspective of White River
         Holdings Corp., acquiring Fortium Holdings Corp. in the reverse merger.

         Please also expand your disclosures under Key Developments on page 51 to describe the circumstances under which White River Holdings Corp. was acquired by Fortium
         Holdings Corp. on March 20, 2020, along with Shamrock Upstream Energy LLC, in exchange for $8 million; and the circumstances under which both entities were in turn, on the same date, sold by Fortium Holdings Corp., along its subsidiaries Banner Midstream
         Corp., Pinnacle Frac Transport LLC, and Capstone Equipment Leasing LLC, to Ecoark
         Holdings Corp., as reported on page F-6 of your Form 10-K for the fiscal year ended
         December 31, 2021.

         Please include details sufficient to understand the nature and extent of operations of White
         River Holdings Corp. when previously acquired and sold, the rationale for the purchase by
         Fortium Holdings Corp., and the nature of its activities while held by Ecoark Holdings
         Corp., its significance relative to the other subsidiaries in the earlier transaction, and the reasons that shares of Ecoark Holdings Corp. received in exchanged were distributed to the former owners of Banner Midstream Corp.
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 7 19, 2023 Page 7
FirstName LastName
Results of Operations, page 65

23. We note that your tabulation of Other Income (Expense) on page 66 presents various details that are inconsistent with the corresponding activity on page F-4; and that labels for some of the corresponding activity on page F-4 are inconsistent with the section header, indicating that either brackets or no brackets would denote an expense or income, respectively.

         For example, in MD&A you report a 2022 Loss on sale of oil and gas property and ARO of ($885,796), and a 2021 Gain on conversion of long-term debt and accrued expenses of
         $115,659; while reporting these amounts as Gain on sale of oil and gas property and ARO, and Loss on conversion of long-term debt and accrued expenses on page F-4 (using descriptions on page F-4 which do not coincide with the nomenclature indicated by the section header).

         We also note that in describing the overall increase in Other Income (Expense) in MD&A, you state that "The increase was primarily the result of an increase in fair value of derivative liabilities in FY 2022 compared to a decrease in FY
2021...." However, while
         an increase in derivative liabilities would generally be balanced with an expense to the
         Statements of Operations, you report the 2022 Change in fair value of derivative liabilities of $2,954,109 as income, i.e. without brackets; and the 2021 Change in fair value of derivative liabilities of $(2,039,656) as an expense, which appears to contradict your narrative in MD&A.

         Please revise your disclosures and financial statements as necessary to resolve these apparent inconsistencies.
24. We note your disclosure on page 66 explaining that your recognition of the 2022 and 2021 changes in the fair values of derivative liabilities mentioned above, and the 2021 gain on an exchange of warrants for common stock of $2,322,234, relate to the value of "warrants granted in registered direct offerings" by Ecoark Holdings, Inc.

         However, you do not report any derivative liabilities on page F-3 and the line caption associated with your recognition of gain appears to describe a transaction in your capital stock, which would generally be contrary to the guidance in FASB ASC 505-10-25-2. We also note that you do not report any issuance of stock on page F-5 and that neither the changes in fair values of derivative liabilities nor the gain are apparent in your reconciliation of net loss to operating cash flows on page F-6.

         Please address the accounting guidance referenced above, the apparent inconsistencies in reporting activity associated with derivatives and stock issuances that you do not report, and explain how you have arrived at an appropriate measure of operating cash flows in the absence of adjusting for these non-cash reconciling items.

         With regard to these and other allocations of activity or balances of Ecoark Holdings
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 8 19, 2023 Page 8
FirstName LastName
         Corp., provide us with schedules showing your compilations, differentiating between the oil and gas operations and the allocations, reconciled to the corresponding segment disclosures and consolidated balances of the parent, including allocations made to each reportable operating segment.

         Please describe for us the nature of each allocation and explain how you how established that the activity or balances were incurred on behalf of the subsidiary or were clearly applicable to the subsidiary and unrelated to the operations retained by the parent, if this is your view.
Management, page 73

25. We note your disclosure that your Chief Executive Officer and Principal Financial
         Officer, Jay Puchir, is also the Chief Financial Officer and Treasurer of Ecoark. Similarly,
         you disclose that your Executive Chairman, Randy May, is also the Chairman and Chief
         Executive Officer of Ecoark. Please discuss any potential conflicts of interest, if material.
26. Please provide the disclosure required by Item 401(e) for your director, Danny Hames.
Executive Compensation
Equity Compensation Plan Information, page 79

27.      We note you filed a copy of your 2022 Equity Incentive Plan as Exhibit
10.5. Please
         revise to discuss the material terms of your equity incentive plan. Related Party Transactions, page 80

28. We note that your disclosure refers to transactions with related persons that exceed
         $120,000. Please note that as a smaller reporting company, you must disclose transactions that exceed the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years.
Annual Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies, page F-7

29. We note disclosures under this heading and on page F-27 indicating that when you mention "White River" you are referring to White River Holdings Corp. However, you have disclosures following the cover page, prior to the table of contents, indicating that
         "White River" refers to White River Energy Corp., and on page 1 you have disclosures indicating that "White River Holdings" refers to White River Holdings Corp.

         Please revise disclosures throughout your filing as necessary to utilize consistent and appropriate language when referring to the entities involved in the reverse merger; and
         considering that you had not changed the name of Fortium Holdings Corp to White River
         Energy Corp until September 19, 2022, nearly two months following the reverse merger on July 25, 2022, also revise references to White River Energy Corp., concerning the
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 9 19, 2023 Page 9
FirstName LastName
         entity as a party to the reverse merger or to its financial statements covering periods prior to the transaction, as necessary to clarify that you are referring to the entity formerly known as Fortium Holdings Corp.
Note 5 - Property and Equipment and Goodwill, page F-14

30. We note your disclosure indicating that Ecoark Holdings recorded $2,100,374 of goodwill in connection with its purchase of White River Holdings Corp. also reporting that there were no indicators of impairment as of March 31, 2022. However, in your interim financial statements, as of September 30, 2022, we note that you are no longer reporting goodwill. We also understand from your disclosure on page F-35 that you expensed $5,917,843 in goodwill recognized in connection with the reverse merger.

         Tell us how the apparent combined goodwill impairment amounting to $8,018,217 during the recent six month interim period is reflected in your financial reporting on pages F-24 and F-26, including details of any amounts that are necessary to reconcile between these disclosures and the financial statements.
Note 7 - Capitalized Drilling Costs and Oil and Gas Properties, page F-14

31. We note your disclosure under this heading and on page 62 explaining that you incurred
         $6,083,542 in costs related to a drilling program on the Deshotel 24H well, which was included in proved reserves, though expensed $3,387,000 of this amount as drilling costs during the year ended March 31, 2021. You also report an abandonment of oil and gas properties amounting to $109,407 during this period on page 66 and F-4.

         Given your disclosures on pages F-9 and F-29 indicating that you are following the full cost method of accounting for oil and gas producing activities, please explain to us how the accounting referenced above complies with Rule 4-10(c)(2) and
(6)(i) of Regulation S-
         X, if this is your view. Please include any computations that you performed in determining the amounts that would not be treated as adjustments to the full cost pool, considering the relationships between capitalized costs and proved reserves.

         Also explain how your interim recognition of the $971,609 gain on sale of working interests in oil and gas properties, and the $391,533 and $721,365 gains arising on the sale of oil and gas properties and asset retirement obligations, are consistent with the aforementioned guidance, including the related guidance in SAB Topic 12:D.4.

         If you believe that you are able to demonstrate adherence to the full cost rules mentioned above, please submit the revisions that you propose to clarify disclosures in Note 7 to the annual financial statements on page F-14, and Notes 6 and 7 to the interim financial statements on pages F-38 and F-39.
Estimated Quantities of Proved Reserves (MBbl), page F-21

32. The caption for this section indicates that quantities are presented as Mbbl. However, it
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 10 19, 2023 Page 10
FirstName LastName
         appears that quantities are actually Bbl. Review and revise the caption as needed.
33. Expand your disclosure of proved reserves to disclose your net quantities of proved developed reserves and proved undeveloped reserves as of the beginning and end of each annual period presented. See FASB ASC paragraphs 932-235-50-2(a) and 932-235-50-4.
34. Expand your disclosure disclose changes in the net quantities of proved reserves for each annual period presented. Separately disclose changes resulting from items such as revisions of previous estimates, improved recovery, acquisitions and divestitures, extensions and discoveries, and production, with with appropriate explanation of significant changes. Identify each category of change and quantify each contributing factor separately, including offsetting factors, so the entire change volume is explained.
         Refer to the disclosure requirements in FASB ASC paragraph
932-235-50-5.
35. You currently disclose "estimated recoverable cumulative production of 4,994,502 barrels of oil". Estimates of oil or gas resources other than reserves, and any estimated values of such resources, generally shall not be disclosed in any document publicly filed with the
         Commission. Revise your filing to remove the estimated recoverable cumulative production quantities. See the instruction to Item 1202 of Regulation S-K.
Supplemental Information on Oil and Gas Producing Activities (Unaudited) Results of Operations, page F-21

36. Expand your disclosure to disclose costs incurred for property acquisition, exploration, and development activities for each annual period presented. Disclosure should include, but not necessarily be limited to, the costs incurred during FY 2022 for the three wells commenced or completed during the year as disclosed on page 63. Refer to the disclosure requirements in FASB ASC paragraphs 932-235-50-2(d) and 932-235-50-17 through 932-
         235-50-20.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page
F-22

37. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

         If the estimated future costs to settle your asset retirement obligations have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these
         costs. Refer to the definition of    Discounted Future Net Cash Flows
Related to Proved Oil
         and Gas Reserves    under Amendments to the XBRL Taxonomy, Accounting
Standards
         Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve
         Estimation and Disclosures, January 2010.
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 11 19, 2023 Page 11
FirstName LastName
Interim Financial Statements
Note 2 - Reverse Merger, page F-34

38. We note your disclosures under this heading and on page 32 indicating that you identified
         White River Holdings Corp. as the acquirer in a reverse merger with Fortium Holdings
         Corp. on July 25, 2022. You explain, with reference to the 1,200 Series A preferred shares issued by Fortium Holdings Corp. as consideration, that "...the resulting controlling ownership of White River Energy Corp constitutes a reverse acquisition...."

         However, on pages F-21 and F-27, and in Section 4 of the Certificate of Designation at
         Exhibit 3.3, including its amendments at Exhibits 3.3(a) and (b), the Series A preferred shares are referred to as "non-voting" securities.

         Tell us how you have assessed control of the consolidated entity immediately following the transaction in identifying White River Energy Corp. as the accounting acquirer; and
         submit the analysis that you performed having reference to the specific authoritative accounting guidance upon which you relied in formulating that view.
39. In describing your accounting for the reverse merger, you explain that the historical financial presentation reflects "a continuation of the financial statements of the legal subsidiary (White River Holdings Corp), with one adjustment, which is to retroactively
         adjust the accounting acquirer   s legal capital to reflect the legal
capital of the accounting
         acquiree," which would be that of Fortium Holdings Corp.

         However, your annual equity statement on page F-5 reflects 60 million common shares issued and outstanding for all periods, while your interim equity statement on page F-25 reflects 8.4 million common shares issued and outstanding for entire subsequent interim period. We understand that common shares reported in the annual financial statements were those of White River Holdings. Corp., while those reported in the interim financial statements were those of Fortium Holdings Corp.

         If you have properly identified White River Holdings Corp. as the accounting acquirer in a reverse merger on July 25, 2022, based on the information you have disclosed, you would need to revise the historical equity presentations to reflect the 1,200 preferred shares in place of the 60 million White River Holdings Corp. common shares, which would carry forward to the interim statements.

         The interim statements covering the quarter ended September 30, 2022 should also reflect the deemed issuance of the 8.4 million Fortium Holdings Corp. common shares as the effective consideration from the standpoint of the accounting acquirer, which would also appear as the initial issuance of common shares by the accounting acquirer, since the prior owner of White River Holdings Corp. relinquished all of its common shares in exchange for the preferred shares.
40. As outlined in the preceding comment, we expect that you will need to revise the share
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 12 19, 2023 Page 12
FirstName LastName
         activity in your annual and interim historical equity presentations if you have properly identified the transaction on July 25, 2022 as a reverse merger, with White River Holdings
         Corp. as the accounting acquirer of Fortium Holdings Corp.

         Under these circumstances, having issued 1,200 Series A preferred shares in exchange for all of the common shares of the accounting acquirer, the values associated with the Series
         A preferred shares should be the historical equity values previously associated with the 60 million White River Holdings Corp. common shares.

         Therefore, it appears that you will need to revise your filing to remove disclosures and accounting indicating that you have valued the Series A preferred stock based on the market values of common shares that may be issued upon conversion, which you report as
         $32,827,293 on page F-25 or $30,000,000 on pages 32 and F-35.
41. We note your disclosure under this heading and on page F-49 explaining that you estimated the fair value of the Fortium Holdings Corp. assets and liabilities at $5,964,000 on July 25, 2022, although its net assets amounted to $46,157 and you agreed to sell its only existing operations, consisting of Norr and Elysian, in exchange for
         $2.

         Tell us how your recognition of goodwill reconciles with your disclosure on page F-28, stating "the transaction was not considered a business combination under the ASC.
         Instead, this transaction was considered to be a capital transaction of the legal acquiree
         (White River) and was equivalent to the issuance of shares by White River for the net monetary assets of White River Energy Corp accompanied by a recapitalization." Also explain how your fair value assessments reflect consideration of the guidance in FASB
         ASC 820-10-35; including your assessments of the valuation inputs, levels of activity in the marketplace, and the arrangement to sell Norr and Elysian.

         If you are able to support your accounting acquirer determination, you will need to revise your equity presentation to report the deemed issuance of the 8.4 million common shares during the quarter ended September 30, 2022, along with an appropriate fair value, in compliance with the aforementioned guidance.
42. Given that you have identified White River Holdings Corp. as the accounting acquirer and provide financial statements covering the six month interim period ended September 30,
         2022, we do not see your rationale for bifurcating the net loss for the interim period into three parts within your equity presentation on page F-25, including two parts for the recently completed quarter, i.e. from July 1, 2022 through July 25, 2022, and from July
         26, 2022 through September 30, 2022. It appears that you should revise the equity statement to reflect the interim period net loss as reported on page F-24.
43. We understand from your disclosures on page 81 that advances from Ecoark Holdings
         Inc., which had amounted to $25,068,890 as of March 31, 2022, and were then reported as a current liability, were contributed to capital in connection with the reverse merger on
 Jay Puchir
White River Energy Corp.
January 19, 2023
Page 13
         July 25, 2022.

         Please revise the associated disclosures and your presentation on page F-25 as necessary to clarify how this transaction is reflected in your financial statements covering the interim period ended September 30, 2022.
Note 7 - Asset Retirement Obligations, page F-39

44. Given that White River Holding Corp. historically held the oil and gas properties for which you report oil and gas reserves, and considering that you identified this entity as the accounting acquirer, please explain your rationale for the disclosure stating that "On July
         25, 2022, $ 751,075 of ARO was acquired in the acquisition of White River."

         Please also explain why you are associating the $391,533 gain in dispositions of ARO and oil and gas reserves with the nine months ended September 30, 2022, rather than the six months then ended, given that you have a March 31 fiscal year-end; and revise the activity reported in the accompanying tabulation to cover each of the comparative six month interim periods, rather than the recent six month interim period and the year ended March
         31, 2022.
Exhibits

45. Please obtain and file a revised legality opinion that opines on whether the warrants are valid and binding obligations of the company under the law of the jurisdiction governing the warrants. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.
46. Please file the final executed versions of Exhibits 10.20, 10.21, 10.22, 10.23, 10.24, 10.25
         and 10.26.

47. Please file all of your material written agreements as exhibits to the registration statement. In this regard, we note your disclosure that you have a continuous drilling requirement to drill or re-complete a well on your 9,615 Peabody Blackhawk lease every
         270 days to keep the lease active; your disclosure that you frequently rely on Plains
         Marketing, LP, a leading midstream energy company, for your sales; your disclosure regarding various Participation Agreements; and your disclosure regarding formation of the Fund. Refer to Item 601(b)(10) of Regulation S-K.
48. We note that the report of Ryder Scott included as Exhibit 99.1 is addressed to Ecoark
       Holdings, Inc., describes various representations and requests made by Ecoark Holdings,
       Inc., and at pages 1 and 8, indicates that the report is intended for use in filings made by
       Ecoark
FirstName      Holdings, Inc.
            LastNameJay   Puchir
Comapany   NameWhite
       Obtain  and file a River Energy
                          revised reportCorp.
                                          report that properly reflects for
whom it has been prepared
Januaryand
        19,the purposes
            2023  Page 13 for which it is intended to be used.
FirstName LastName
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 14 19, 2023 Page 14
FirstName LastName
General

49. We note that the fee table reflects that you are registering 56,555,748 shares of common stock, including 14,302,227 shares of common stock offered for resale by the selling stockholders, which is not consistent with disclosure in your prospectus and legal opinion where you indicate that the number of shares of common stock offered for resale by the selling stockholders is 14,270,447. Please revise or advise.
50. We note you have applied to have your warrants traded on the OTCQB. Please update your disclosure regarding your current listing status.
51.      We note that the form securities purchase agreement filed as Exhibit
10.8 includes an
         exclusive forum for certain types of actions and proceedings regarding the transaction documents, including the warrants. If this provision requires investors in this offering to bring any such actions or proceedings in the state and federal courts sitting in Clark
         County, Nevada, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. If the provision applies to actions arising under the Securities Act or
         Exchange Act, please also add related risk factor disclosure.
52. We note you disclose that a subsidiary is seeking to raise capital for a large oil and gas drilling fund in which you will be the managing general partner. We also note you are seeking to acquire a broker-dealer in connection with your plan to establish and raise proceeds for a new oil and gas exploration and drilling fund once every year for the next ten years. Please revise to provide a clear description of your current fund investment and business strategy, including the type of oil and gas assets in which the fund will invest. In addition, please explain the interests to be held by the fund and how it will be compensated. In that regard, we note you disclose on page 53 that the proceeds of the fund will be intended to be used in drilling White River drilling projects whereby White
         River will receive a 25% promoted working interest and WR Fund #1 Manager will receive a 10% carried working interest at the successful closure of the Fund and 1%
         annual management fee.
53. Please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to you and your subsidiaries, including the Fund.
         Also advise us as to the applicability of the Investment Advisers Act of 1940 to WR Fund
         #1 Manager.
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
January 19,NameWhite
            2023       River Energy Corp.
January
Page 15 19, 2023 Page 15
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Michael D. Harris, Esq.